MILBERG WEISS BERSHAD
            HYNES & LERACH
          WILLIAM S. LERACH (68581)
          SALLIE A. BLACKMAN (141830)
          ERIN C. WARD (147063)
          600 West Broadway, Suits 1800
          San Diego, CA 92101
          Telephone: 619/231-1058
               - and -
          JEFF S. WESTERMAN (94559)
          355 S. Grand Avenue, Suite 4170
          Los Angeles, CA 90071
          Telephone: 213/617-9007

          WEISS & YOURMAN
          JOSEPH H. WEISS
          319 Fifth Avenue
          New York, NY  10016
          Telephone: 212/532-4171            PRONGAY & MIKOLAJCZYK
               - and -                       KEVIN M. PRONGAY (87010)
          KEVIN J. YOURMAN (147159)          EUGENE MIKOLAJCZYK (106929)
          10940 Wilshire Blvd.               881 Alma Real Drive
          24th Floor                         Suite 211
          Los Angeles, CA  90024             Pacific Palisades, CA  90272
          Telephone:  310/208-2800           Telephone: 310/573-3600

          Attorneys for Plaintiff

                            UNITED STATES DISTRICT COURT
                           CENTRAL DISTRICT OF CALIFORNIA

          HOWARD KAPLIN, Derivatively on       )   No.
          Behalf of FIRST INTERSTATE BANCORP,  )
          INC.,                                )   (Derivative Action)
                         Plaintiff,            )
               vs.                             )
                                               )
          JOHN E. BRYSON, DON C. FRISBEE,      )   VERIFIED DERIVATIVE
          STEVEN B. SAMPLE, EDWARD M. CARSON,  )   COMPLAINT FOR BREACH
          GEORGE M. KELLER, FORREST N.         )   OF FIDUCIARY DUTY,
          SHUMWAY, JEWEL PLUMMER COBB,         )   ABUSE OF CONTROL,
          W.F. KIESCHNICK, WILLIAM B. SIART,   )   UNJUST ENRICHMENT, AND
          RALPH P. DAVIDSON, THOMAS L. LEE,    )
          RICHARD J. STEGEMEIER, MYRON DuBAIN, )   EQUITABLE RELIEF AND
          WILLIAM F. MILLER, DANIEL M. TELLEP, )   DAMAGES
          MAX MESSMER, FIRST BANK SYSTEM, INC. )
          and JOHN F. GRUNDHOFER,              )
                         Defendants.           )
               - and -                         )
                                               )
          FIRST INTERSTATE BANCORP, INC., a    )
          Delaware corporation                 )
                                               )   Plaintiff Demands A
                    Nominal Defendant.         )   Trial By Jury

               Plaintiff, as and for his complaint, alleges as follows upon information and belief except as to paragraph 9, which is alleged upon knowledge. Plaintiff's information and belief is based upon, inter alia, the investigation made by plaintiff by and through his counsel.

                             INTRODUCTION AND OVERVIEW

               1. This is a stockholder derivative action seeking equitable relief and compensatory damages as a result of a "sweetheart" merger transaction, brought on behalf of First Interstate Bancorp ("First Interstate" or the "Company"), against First Interstate's top officers and the members of the Board of Directors of First Interstate and First Interstate's merger partner, First Bank System, Inc. ("First Bank") and its Chairman/CEO, seeking to remedy violations of state law arising out of these defendants' actions and conduct undertaken to entrench First interstate management in derogation of their duties to the Company. First Interstate's Board of Directors has pursued a course of conduct through misuse and self-serving allocation and waste of the Company's assets and resources intended to and having the effect of making it extremely difficult for any outside party to successfully acquire First Interstate, even at prices well in excess of First Interstate
          stock's historical price range.     This course of conduct has
          been undertaken by the defendants to secure and retain their lucrative positions of power, prestige and profit with respect to First Interstate and to enhance and aggrandize their own interests at the expense of First Interstate.

               2. On October 18, 1995, Wells Fargo, a highly successful, profitable and well-capitalized bank, made an offer to acquire First Interstate at a price far in excess of First Interstate's then-market price, by exchanging in a tax-free exchange .625 shares of Wells Fargo stock for each share of First Interstate stock, an offer worth $133.50 per share based on the October 17, 1995 closing price of Wells Fargo stock of $213.62 per share. First Interstate's stock jumped from $106 per share to $140 per share upon this announcement, while Wells Fargo's stock increased to $228.65 per share, making the offer worth $142.65 per First Interstate share. The defendants' response was to reject the Wells Fargo bid without fully exploring the extent of the bid and without allowing market forces to set the price through an auction. The defendants rejected Wells Fargo's bid even though Wells Fargo's CEO had let it be known that he was willing to negotiate a higher price and thus to offer a fair and reasonable price for First Interstate stock, well above the levels at which the stock has traded historically. First Interstate's investment adviser even opined that the first proposal was "fair."

               3. In recent years, defendants have consistently refused to entertain highly favorable acquisition offers or overtures for First Interstate. Defendants have done this to retain their positions of prestige, power and profit, as they know they will lose those positions in the event First Interstate is acquired. Defendants' interests in holding on to their positions of power, prestige and profit as officers and directors of First Interstate far exceed their interests as shareholders in First Interstate, as they collectively own only about 144,000 of First Interstate's 75.7 million shares -- a minuscule .001% of its outstanding stock. As a result, their personal interests in maintaining their positions diverge from, and are in conflict with, the best interests of First Interstate.

               4. The defendants took defensive steps to thwart the Wells Fargo bid, or any higher bid by Wells Fargo or any other suitor by engaging in the merger with First Bank ("First Bank Transaction") even though: (a) they admittedly did not secure First Bank's best offering price; (b) they did not fully investigate or attempt to obtain Wells Fargo's best offer; (c) they accepted and continue to support the First Bank Transaction which was worth less than Wells Fargo's position in negotiations and less than Wells Fargo's subsequent proposal on November 13, 1995; (d) they are relying on defensive tactics such as a lock-up fee and break up options which, in effect impose a $200 million penalty on First Interstate or any other bidder and they are wielding a "poison pill" to discourage other bidders; and (e) First Bank is engaging in large repurchases of its stock to support its stock price, and thus artificially support the "value" of its stock exchange ratio in the First Bank Transaction, to give the appearance that the Transaction is more valuable than it really is, and because, as stated by the head of First Bank, "If your stock tanks the deal's over."

               5. This action seeks to prevent the defendants from using their positions to waste the assets of First Interstate and enrich themselves at the expense of the Company. They should be required to allow market forces to set the value of First Interstate and conduct a fair and open auction to set the true price of the Company. They should also be restrained from, and/or held liable for any damages their actions are inflicting upon First Interstate.

                               JURISDICTION AND VENUE

               6. This Court has jurisdiction of this action pursuant to 28 U.S.C. SECTION 1332(a)(1). Plaintiff and all defendants are residents and citizens of different states. The amount in controversy between the plaintiff and the defendants exceeds $50,000 exclusive of interest and costs. This is not collusive action to confer jurisdiction on this Court which it would not otherwise have.

               7. Venue is proper in this District. Many of the acts and transactions giving rise to the violations of law complained of herein occurred in this District. The company has its principal place of business in Los Angeles and certain of the defendants reside in Los Angeles County.

               8. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including the mails and interstate telephone and wire communications and the facilities of the national securities markets.

                                 PARTIES AND ACTORS

               9. Plaintiff Howard Kaplin, the owner of shares of First Interstate, is and was at all times relevant hereto a common shareholder of First Interstate since prior to October 1995. Plaintiff is a resident of New York and brings this action derivatively on behalf of and for the benefit of First Interstate, named as a nominal defendant in this action.

               10. (a) First Interstate is a corporation with its principal executive offices in Los Angeles, California and which operates principally in California, as well as several other western states. First Interstate is a bank holding company. Although it is incorporated in Delaware it does not do business or maintain offices in that state.

                    (b) At December 31, 1994, First Interstate owned 16 banks (the "Subsidiary Banks") which operated approximately 1,100 banking offices in 13 states, including California. Ranked according to assets, the Company was the fourteenth largest commercial banking organization in the United States at December 31, 1994, having total deposits of $48.4 billion and total assets of $55.8 billion.

                    (c) The Subsidiary Banks accept checking, savings and other time deposit accounts and employ these funds principally by making consumer, real estate and commercial loans and investing in securities and other interest-bearing assets.

                    (d) The Company also provides banking-related financial services and products. These include asset-based commercial financing, asset management and investment counseling, bank card operations, mortgage banking, venture capital and investment products. It engages in these activities both through non-bank subsidiaries of the Company and through the Subsidiary Banks and their subsidiaries.

                    (e)  The larger Subsidiary Banks provide
          international banking services on a limited basis through the international departments of their domestic offices. They also maintain correspondent relationships with major banks throughout the world.

               11. (a) Defendant John E. Bryson ("Bryson") was a director of First Interstate and Board Chairman and Chief Executive Officer of SCEcorp and Southern California Edison Company at all times relevant hereto.

                    (b) Defendant Don C. Frisbee ("Frisbee") was a First Interstate director and Chairman Emeritus PacifiCorp at all times relevant hereto.

                    (c) Defendant Steven B. Sample ("Sample") was a First Interstate director and President of the University of Southern California at all times relevant hereto.

                    (d) Defendant Edward M. Carson ("Carson") was a member of the Board of First Interstate at all times relevant hereto.

                    (e) Defendant George M. Keller ("Keller") was a director of First Interstate and the retired Chairman and Chief Executive Officer of Chevron Corporation at all times relevant hereto.

                    (f) Defendant Forrest N. Shumway ("Shumway") was a director of First Interstate and former Vice-Chairman of the Board Allied-Signal, Inc. at all times relevant hereto.

                    (g) Defendant Jewel Plummer Cobb ("Cobb") was a director of First Interstate and President Emeritus California State University, Fullerton at all times relevant hereto.

                    (h) Defendant W.F. Kieschnick ("Kieschnick") was a director of First Interstate and retired President and Chief Executive Officer Atlantic Richfield Company at all times relevant hereto.

                    (i)  Defendant William B. Siart ("Siart") was
          President and Chief Executive Officer First Interstate and a director at all times relevant hereto.

                    (j) Defendant Ralph P. Davidson ("Davidson") was a director of First Interstate and former Chairman of The John F. Kennedy Center for the Performing Arts at all times relevant hereto.

                    (k) Defendant Thomas L. Lee ("Lee") was a director of First Interstate and Chairman and Chief Executive Officer The Newhall Land and Farming Company at all times relevant hereto.

                    (l) Defendant Richard J. Stegemeier ("Stegemeier") was a director of First Interstate and Chairman of the Board Unocal Corporation at all times relevant hereto.

                    (m) Defendant Myron DuBain ("DuBain") was a director of First Interstate and retired Chairman and Chief Executive Officer Fireman's Fund Corporation at all times relevant hereto.

                    (n) Defendant William F. Miller ("Miller") was a director of First Interstate and President Emeritus SRI
          International at all times relevant hereto.

                    (o) Defendant Daniel M. Tellep ("Tellep") was a director of First Interstate and Chairman and Chief Executive Officer Lockheed Corporation at all times relevant hereto.

                    (p) Defendant Max Messmer ("Messmer") was a director of First Interstate at all times relevant hereto. He is a longtime friend of Siart and he was added to the board to assist Siart in defeating any takeover proposals that would not be in Siart's personal interest.

                    (q) Defendant First Bank System, Inc. ("First Bank"), is a Delaware corporation with its principal offices in Minnesota.

                    (r) Defendant John F. Grundhofer, ("Grundhofer") has been the Chairman of the board of directors and Chief Executive Officer of First Bank at all relevant times hereto.

               12. Defendants named in paragraph 8(a) through (p) (hereinafter collectively referred to as the "Director
          Defendants") are each members of First Interstate's Board of Directors.

               13. The Director Defendants owed and owe First Interstate fiduciary obligations and were and are required to: (i) use their ability to manage First Interstate in a fair, just and equitable manner; (ii) act in furtherance of the best interests of First Interstate and its shareholders; (iii) act to maximize the value of First Interstate and shareholder value; (iv) govern First Interstate in such a manner as to utilize the resources of the Company in a manner which benefits the Company and its shareholders and not their personal interests or preferences; (v) refrain from abusing their positions of control, power, prestige and profit; and (vi) not favor their own interests at the expense of First Interstate and its shareholders. By reason of their fiduciary relationships, these defendants owed and owe First Interstate the highest obligation of good faith, fair dealing, loyalty and due care.

               14. Wells Fargo is a corporation with its principal executive offices in San Francisco, California. Wells Fargo is a huge bank holding Company and one of the most well-managed, profitable and well-capitalized banks in the United States. With more than 600 branch outlets, 1,900 round-the-clock Wells Fargo Express ATMs and a popular 24-hour telephone banking service, Wells Fargo operates one of the largest and busiest consumer banking businesses in the United States. Besides serving as banker to some 3.5 million California households, Wells Fargo provides a full range of banking services to commercial, agribusiness, real estate and small business customers, mainly in California. It is one of the nation's leading managers of personal trust accounts, corporate 401(k) plans and mutual funds, with approximately $57 billion in assets under its management and administration.

               15. Each Director Defendant, First Bank and Grundhofer herein is sued individually as a participant and aider and abettor in the wrongful activity, and the liability of each arises from the fact that each has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                        FACTUAL BACKGROUND OF THE WRONGDOING

               The Director Defendants Reject Wells Fargo's First
               Premium Offer Claiming That They Need Six Months To Evaluate Their Options And Determine Their Strategy

               16. As pleaded earlier, First Interstate is an interstate banking corporation. First Interstate's stock performed poorly in 1994 through mid-1995, due to First Interstate's lackluster performance and perceptions that it was poorly managed. For instance, First Interstate's stock traded at a high of $85 per share and then fell, falling to a low of $67 per share in December 1994. First Interstate did not reach $85 per share again until mid-1995. After June 1995, First Interstate's stock performed better, reaching over $100 per share in late September 1995, due to an increase in the prices in bank stocks generally and because of rumors that a favorable acquisition offer for First Interstate would be forthcoming as part of the wave of bank acquisitions and mergers now sweeping the United States. However, even with this increase, First Interstate's stock has been a relatively poor performer when compared to other bank stocks. Because in recent years First Interstate has not been viewed to be as well-managed as many other large banks and thus has not performed as well in terms of many of its key ratios and measurements of success as other banks, its stock has not performed well and thus, shareholders in First Interstate have, in recent years, obtained a below-industry trendline or industry average return. The chart below shows the price action of First Interstate stock in 1994-1995:

               [The hardcopy Complaint filed with the Court contains a Line graph showing the daily common stock price for First Interstate for the period December 31, 1993 through October 17, 1995. Because the document for which this Complaint is an Exhibit has been filed with the Securities and Exchange Commission by electronic transmission, this graph is not contained herein. The following information summarizes the First Interstate daily closing stock price, plotted along the graphs's vertical axis, for the dates indicated on the horizontal axis of the graph:

          Date                                    Common Stock Price
          ---------                               -------------------
          December 31, 1993                            64 1/8
          March 25, 1994                               77 7/8
          June 17, 1994                                75 3/4
          September 9, 1994                            79 1/4
          December 2, 1994                             69 3/8
          February 24, 1995                            81 3/8
          May 19, 1995                                 81
          August 11, 1995                              87 1/2
          October 17, 1995                             106]

               17. In recent years, certain other large financial institutions have approached First Interstate with favorable acquisition inquiries and offers. Some years ago, Bank of America approached First Interstate about a possible acquisition. Approximately a year ago, Wells Fargo approached First Interstate about a possible acquisition of First Interstate at a premium price. First Interstate's Board and its top management have rejected and frustrated all of these prior acquisition overtures and offers, even though those offers would have resulted in First Interstate shareholders receiving a substantial premium over the then-market price of First Interstate stock. The Director Defendants have done this because they know that in the event First Interstate is acquired by another bank, most or all of the directors of First Interstate will, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving bank because their services will not be necessary and they will be mere surplusage and thus such an acquisition would bring an and to their positions of power, prestige and profit as
          directors of this huge bank.   At the same time, top managers
          at First Interstate have caused these prior acquisition overtures and offers to be rejected and/or frustrated, because they also know that, in the event of an acquisition, they will also lose their lucrative jobs and their positions of power, prestige and profit as officers of a major banking institution. In so acting, these defendants have been aggrandizing their own personal positions and interests over that of First Interstate and its broader shareholder community to whom they owe fiduciary duties to bring about a sale of First Interstate on favorable terms to all the shareholders, even if it results in them losing their lucrative positions.

               18. Shortly prior to October 18, 1995, Wells Fargo approached First Interstate and offered to negotiate an acquisition of First Interstate for a price far in excess of First Interstate's current stock price. On October 17, 1995, Paul Hazen ("Hazen"), Wells Fargo's Chief Executive Officer ("CEO"), called Siart and made a proposal for Wells Fargo to acquire First Interstate. Siart rejected the approach and told Hazen that he thought that it was in the best interest of First Interstate to take six months or longer to consider options, including a merger. In truth, Siart and/or First Interstate's Board had determined that they would resist any offer by Wells Fargo to buy the Company. On October 18, 1995, Wells Fargo made an unsolicited acquisition offer for First Interstate offering to exchange .625 shares of its stock for each share of First Interstate stock, a $133.50 per share offer based on the October 17, 1995 closing price of Wells Fargo stock of $213.62 per share. Upon the announcement of this favorable acquisition offer, First Interstate's stock instantly skyrocketed from $106 per share to over $140 per share, reflecting the extremely large premium being offered to First Interstate shareholders in this tax-free exchange, and the increase in Wells Fargo's stock price to $228.65 per share making the offer worth $142.65 per First Interstate share. Wells Fargo's offer to acquire First Interstate is approximately three times First Interstate's book value, which is a high offer compared to recent bank acquisition prices.
          The acquisition price was also approximately 12.1 times First Interstate's estimated 1995 earnings per share of $11.29 per share, which is also reasonable in light of other recent bank acquisitions, although it is lower than 15 times the estimated next year's earnings paid in other bank acquisitions.

               19. Also, prior to Mr. Hazen's call, Siart had stated that he was determined to keep First Interstate independent. The mindset of the Director Defendants was further emphasized by Joseph Pinola, First Interstate's former chairman, who predicted a protracted struggle and stated, "I don't see anything that Wells is offering us that is other than temporary."

               20. On or about October 18, 1995, after becoming aware of Wells Fargo's intent to acquire First Interstate, Siart also stated that, "We don't see any advantage to talking to anybody else about a merger."

               21. In response to the Wells proposal, Siart also stated that he was "deeply disappointed" by the proposal, despite the fact that First Interstate stock had jumped nearly 30% in response to the proposal. Over the course of the next two and one-half weeks, First Interstate attempted to give Wells Fargo the impression that it might be willing to negotiate a takeover in good faith, while it was in fact pursuing an "anyone but Wells" strategy.

               The Director Defendants Abandon Their "Six-Month
               Strategy" To Put First Interstate Up For Sale And Enter Into An Inferior Sweetheart Deal In l9 Days

               22. As part of the "anyone but Wells" strategy, the Director Defendants provided other potential bidders for First Interstate with access to First Interstate's books and records to conduct due diligence to encourage a proposal to compete with the Wells bid. This conduct by the Director Defendants served to give other potential bidders an unfair advantage over Wells Fargo which was denied equal access to First Interstate's books and records to refine or enhance its bid.

               23. During this time period Wells Fargo indicated both privately to First Interstate and publicly that it had "wiggle room" in its bid and that it was willing to go higher.

               24. Immediately following Wells Fargo's bid, on October 18, 1995, the Director Defendants abandoned their plan and strategy, expressed by Siart, of taking six months or longer to consider their options. They knew that Wells Fargo presented a very credible proposal, as confirmed by a fairness opinion of their own adviser, at an extremely high premium over First Interstate's historic market price and that they would have to either accept the proposal, and risk losing their positions, or find an alternative transaction, even if it was inferior, to discourage Wells Fargo from going forward. As a result, the Director Defendants abandoned their express long-term strategy, and instead engaged in defensive tactics and a defensive effort to put the Company up "for sale" to thwart the Wells Fargo proposal, and to implement their "anyone but Wells" strategy, regardless of the cost expense and/or waste of corporate assets that might result from their newly formed defensive strategy.

               25. Because of their commitment to implement an "anyone but Wells" strategy, the Director Defendants either directly or by conduct and deference to First Interstate's management, informed the prospective bidders that they would be preferred over Wells Fargo and given preferential treatment in an effort to create an alternative transaction that would discourage or defeat Wells Fargo's bid. It was also determined that the Director Defendants' and/or First Interstate's management would also seek preferential treatment in the course of negotiating any such "alternative" transaction to enable them to keep their jobs to the greatest extent possible and in any event, with a greater certainty than they expected should Wells Fargo succeed with its bid.

               26. As a result of this "anyone but Wells" strategy which was made known to the potential bidders, the Director Defendants squandered their negotiating leverage by expressing a willingness to sell First Interstate at a price which would be extremely favorable to a friendly bidder, and which would in turn ensure First Interstate's management and directors preferential treatment in the aftermath of the deal. As part of this effort the Director Defendants, directly or through First Interstate's management, also provided one or more of the prospective bidders with further favorable treatment in the form of their expression of a willingness to engage in various defensive maneuvers to favor a prospective alternative bidder with defensive steps designed to thwart the Wells Fargo proposal such as, the triggering of a "poison pill", a lock-up
          fee, a break-up option, and/or a no-shop provision.    These
          defensive devices were improperly offered to prospective bidders in a show of favoritism to ensure the prospective bidders that they could offer a less favorable deal than Wells, with the assurance that their deal would be protected in a manner that would not only render Wells present bid less favorable but would also make any future bid by wells Fargo or another suitor more expensive, even if it were to be more favorable in the absence of these defensive tactics.

               27. On November 6, 1995, the defendants collectively announced the "merger" between First Interstate and First Bank. As reported by the Associated Press:

               Investors seemed unenthusiastic about First
               Interstate's decision. The bank's shares fell 87 1/2 cents to $1.26. 87 1/2 on the New York Stock
               Exchange. First Bank Systems' shares also sagged, ending $1 lower at $49.87 1/2.

               28. In spite of the stated plan to take six months to explore its options, the Director Defendants took exactly 19 days to change direction and enter into the executed defensive merger agreement with First Bank.

               29. The First Bank Transaction not only values First Interstate lower than Wells Fargo's opening offer, but up to $500 million, or more lower than Wells Fargo's revised offer of .65 Wells Fargo shares, which was on the table to First Interstate before the First Bank Transaction was signed. To compound the damage, defendants included a $100 million "break up" fee and a $100 million "lock up" option to protect the deal with First Bank. This makes it up to $200 million more expensive for another acquirer to purchase First Interstate and makes First Interstate responsible for paying the funds to First Bank, even though First Bank does not provide any corresponding comparable consideration or value and will not suffer damages in that amount if a higher alternative bid is available or accepted.

               30. An article in the November 8, 1995 Los Angeles Times illustrates that the First Interstate and First Bank merger agreement was a fixed, sweetheart deal that confers no benefit on the Company or the shareholders. The article provides:

                    And in an apparent attempt to discourage its
               hostile suitor, First Interstate warned Wells that First Bank stands ready to match any competing bid, according to a person who was present during a conversation between senior officials of Wells and First Interstate.

          Los Angeles Times, November 8, 1995. These statements constitute admissions that First Bank not only can, but will, bid higher for First Interstate if it is not given preferential treatment and must respond to an auction. First Interstate's preferential arrangement with First Bank highlights how completely defendants abdicated their fiduciary responsibilities and squandered their bargaining power by failing to conduct an auction to get First Bank to make its best offer before the merger deal was signed. First Bank and Grundhofer in turn extracted the defensive provisions from the Director Defendants to aid their breach of fiduciary and other duties knowing that it would result in a lower value for the Company than would be set by market forces and knowing that it was a breach of the Director Defendants' duties.

               31. It is clear from the comments of large First Interstate shareholders, and analysts, that the First Bank Transaction is an inadequate excuse for a defensive play
          against Wells Fargo.   Defendants' only hope to protect the
          merger was with the $200 million hurdle imposed by the lock-up and break up provisions, along with other defensive tactics and expenditures of corporate resources, which are a waste of corporate assets.

               32. The Director Defendants have taken an inferior bid and they are committing corporate resources to implementing the First Bank Transaction, even though major shareholders are seriously questioning and opposing the deal,

                    "The number might be closer to $200 to $300
               million" [referring to the $500 million assumption used to value the First Bank transaction] in cost cuts by First Bank, said Orphanos of Warburg, Pincas which owned 412,400 First Interstate shares at mid-year. "That being the case . . . I think Wells is the best."

               Other investors agreed.

                    "The Wells-Interstate combination makes more
               sense," said Robert Poll, director of equity investments at Oppenheimer Management Corp., which owns 360,000 First Interstate shares and 525,000 First Bank shares.

                    "I still think Wells can top it," said James
               Schmidt of John Hancock Funds, which owns 269,000
               First Interstate shares.

          Bloomberg Wire Service, dated November 7, 1995.

               33. As stated in a Wall Street Journal article, dated November 7, 1995, which quoted First Interstate's second largest shareholder, which is located here in California:

                    "The best combination is clearly Wells and First
               Interstate," said an executive at one of First
               Interstate's largest shareholders, Capital Group,
               Inc., based in Los Angeles.

               34. As reported in a Los Angeles Times article, dated November 7, 1995:

                    "First Interstate is going to get sold -- that's
               the one thing we learned today," said Scott Edgar of the Sife Trust Fund, a mutual fund that holds about 110,000 First Interstate shares. "We still don't know who's going to be the buyer."

                                   *     *     *

                    Several money managers whose institutions own
               large First Interstate stocks said Monday that they were holding on to their stock in hopes of a higher bid.

               35. The above reactions were the result of the announcement of the First Bank Transaction which, at the time, valued the holdings of First Interstate's public investors at $132.275 -- approximately $7.21 per share or $550 million lower than the implied market valuation of the available proposal by Wells Fargo.

               36. Siart, on behalf of the defendants collectively, stated several rationales for the First Bank Transaction, which one analyst summed up as follows:

               "The stated rationale (by First Interstate) should cause shareholders to be upset," said Thomas Brown, an analyst with Donaldson, Lufkin & Jenrette. He said the deal boils down to "a senior management job preservation act" for First Interstate executives.

               37. In the course of interviews given after the announcement of the First Bank Transaction, Siart and Grundhofer admitted that their merger discussions took place after the Wells Fargo proposal to Siart on October 17. Thus, it was an unreasonable defensive move, purely in response to the Wells Fargo proposal, that failed to allow market forces to set the true price of First Interstate.

               38. It was an unreasonable response because it did not maximize the value of First Interstate's assets given both First Bank's and Wells Fargo's known willingness to bid higher. Under these circumstances, the only reasonable response was to conduct an auction of First Interstate to obtain maximum value for its assets. It was unreasonable of the Director Defendants to commit the resources of First Interstate to the "anyone but Wells" strategy and to provide First Bank with preferential due diligence, preferential negotiating privileges, the ability to close the transaction at significantly less than either First Bank or Wells Fargo were actually willing to bid, up to $200 million in preferential fees and options at the expense of First Interstate and the additional protection from a competing bid by wielding First Interstate's poison pill against any competing offer.

               Wells Fargo Makes Yet A Higher Bid And Offers To Go Head-to-Head With First Bank For "Best And Final"
               Offers -- The Director Defendants Reject This Proposal Worth Hundreds Of Millions Of Dollars More

               39. On Monday, November 13, 1995, Wells Fargo announced that it intended to take its offer to acquire First Interstate directly to the shareholders by an exchange offer. Under the offer, Wells Fargo will offer First Interstate shareholders an opportunity to exchange their shares for .67 shares of Wells Fargo, an increase over both the initial .625 exchange proposal on October 17-18 and the later .65 exchange proposal made prior to the execution of the First Bank Transaction. Based upon the closing price of Wells Fargo on November 10, 1995 (the last trading day before the enhanced offer) Wells Fargo valued the proposal at $143.58 per share of First Interstate common stock, giving the transaction a total value of $10.9 billion.

               40. However, due to the unreasonable defensive measures and waste and abuse of First Interstate's assets, the Wells Fargo offer, although superior to the First Bank Transaction, is conditioned upon, among other things, the redemption or invalidation of First Interstate's "poison pill."

               41. As evidence of Wells Fargo's good faith and the value of its proposal, it expressly stated that it would not seek any break up fees or lock-up options.

               42.  Additionally, as further evidence that First
          Interstate is being sold to First Bank at an inadequate price, Wells Fargo offered to engage in a process whereby:

               Wells Fargo and First Bank System would each be given 10 days to submit its best and final merger proposal, and First Interstate would agree to submit both proposals promptly to its stockholders in a manner fair and acceptable to both bidders so that the stockholders would be able to decide for themselves which proposal is in their best interests.

               43. The above proposal by Wells Fargo is a clear indications that if it is treated fairly and equally to First Bank, it is willing to increase its bid yet a third time to its "best and final merger proposal." Given that the Director Defendants and/or First Interstate management acting at their direction, told Wells Fargo executives that First Bank "stands ready to match any competing bid," the Director Defendants have an absolute duty to maximize those bids since First Interstate was clearly "shopped" and put up "for sale" to obtain the First Bank Transaction.

               44. On November 20, 1995, the Director Defendants, in a clear breach of their duties and in wrongful continuation of their "anyone but Wells" strategy, formally rejected the Wells Fargo proposal in an attempt to continue to shelter and favor their sweetheart deal with First Bank. The Director Defendants undertook this rejection of the Wells Fargo proposal because either: (a) they do not want to force First Bank to offer a higher price for First Interstate; and/or (b) they are afraid that First Bank would be unable to match a best and final merger proposal by Wells Fargo and their "anyone but Wells" strategy would collapse.

               45. Defendants' efforts preserve the First Bank Transaction flies in the face of the values assigned by the marketplace to the present competing proposals. As of the close of the New York Stock Exchange on Monday, November 20, the trading prices of the three companies' stocks reflected an implied value of $140.92 per share for the Wells Fargo proposal (still not "best and final") and $135.85 per share for the First Bank Transaction (still not its "best and final" either if it is truthfully willing to match any bid by Wells Fargo as First Interstate representatives stated). Since there are approximately 75.7 million First Interstate shares outstanding, the $5.07 spread makes the market's implied value of the Wells Fargo bid at least $380 million higher than the First Bank Transaction as of November 20.

               46. First Interstate's top officers and the Director Defendants are resisting and are going to continue to resist Wells Fargo so that they can, as they have in the past, retain themselves in their positions of power, prestige and profit. For instance, members of First Interstate's Board of Directors own only a minuscule portion of First Interstate's outstanding common stock. They actually own only 144,000 shares of First Interstate's 75.7 million shares of outstanding common stock, or just .001% of the stock. Thus, whatever interest the defendants have to protect the interests of the Company, as shareholders in First Interstate based on their minuscule holdings of the Company's stock, is far outweighed by their interest in retaining their lucrative positions of power, prestige and profit as directors and/or officers of the Company from which they receive lucrative fees, prestige in the community, large salaries, and other emoluments of office, which they will lose if First Interstate is acquired.

               47. The outright rejections of the Wells Fargo offers is a breach of defendants' fiduciary duties to First Interstate, an abuse of control, and provides unjust enrichment to all defendants.

               48. Unless defendants are enjoined from closing the First Bank Transaction without conducting an auction of First
          Interstate, or taking other actions to avoid maximizing shareholder value, the Company will continue to suffer injury.

               The True Inferior Value Of The First Bank Bid Is Being Masked And Manipulated By First Bank's Repurchases Of Its Shares To Prop Up Their Price

               49. The defendants stated value of the First Bank Transaction is also illusory in that First Bank and Grundhofer are taking steps to prop up First Bank's shares through share repurchases by First Bank as its stock price starts to drop. The significance of this slick maneuver cannot be understated and it is known to all defendants, including the Director Defendants, to be a required step to give the First Bank Transaction the appearance of value as close to the Wells Fargo bid as possible -- albeit still lower. Given that the First Bank Transaction is an exchange of First Bank shares for First Interstate shares -- and the exchange ratio determines the
          value of the deal,     Grundhofer stated the significance of
          maintaining First Bank's share price succinctly as follows:
          "Grundhofer put it simply, if your stock tanks, the deal's over."

               50. To artificially support First Bank's share price and prevent it from "tanking," First Bank and Grundhofer, with the knowledge of the Director Defendants, have engaged in a stock repurchase pattern by buying large blocks of its shares, sometimes as much as one half the daily trading volume, as the price declines to artificially support the price and keep its bid artificially closer to Wells Fargo's bid.

               Defendants Engaged In A Course of Conduct Designed To Thwart Wells Fargo's Bids At Any Price And Favor First Bank

               51. In the course of Wells Fargo's efforts to acquire First Interstate, it also attempted to obtain access to non-public information concerning First Interstate that was made available to other interested bidders, so that Wells Fargo could submit its highest and best offer for an acquisition for First Interstate that would provide the highest value. Throughout the process the Director Defendants consistently denied Wells Fargo complete access.

               52. Wells Fargo was forced to develop its proposals without complete assistance from First Interstate, the Director Defendants or First Interstate management in identifying cost savings beyond those which could be identified from public information. As a result, Wells Fargo has been foreclosed from fully evaluating First Interstate to enable it to make the best possible offer. Identification of cost savings is a significant factor in the ability of an acquiring company to value and/or raise its bid. However, neither the Director Defendants nor First Interstate, which they controlled, worked with Wells Fargo to identify these costs savings or synergies which would exist. They also denied Wells Fargo the opportunity to conduct a due diligence review comparable to that provided other interested bidders that would enable Wells Fargo to conduct the analysis itself.

               53. The First Bank Transaction and the accompanying efforts and expense to implement it and "sell" it to First Interstate's shareholders, the general public, and regulators is an uncon-scionable misuse and waste of First Interstate's assets.

               54. The First Bank Transaction serves no legitimate business purpose toward the maximization of shareholder value. Rather, it unfairly benefits and entrenches First Interstate's directors and management at the expense of the Company. For example, the First Bank Transaction is designed to maximize the ability of the Director Defendants' and First Interstate's executives to keep their jobs and already lucrative salaries and benefits. As a result, the proposed First Bank Transaction results in the waste of, or unfair dealing in the assets of First Interstate by the Director Defendants.

               55. The pursuit of the First Bank Transaction without conducting an auction of First Interstate is an unconscionable and grossly inadequate method of best serving the interests of the Company. The terms of the First Bank Transaction are structured to favor the interests of, and to entrench, the Director Defendants and management of First Interstate, to the immediate and substantial detriment of the Company.

               56. By way of this course of conduct and First Bank Transaction, the Director Defendants have preferred their own interests over those of First Interstate.

               57. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have breached and continue to breach their duties as directors and/or officers of the Company.

               58. Each officer or Director Defendant approved of, permitted, and facilitated the First Bank Transaction, by among other things, assisting the First Bank Transaction through the preparation of documents needed to complete the Transaction, attending and participating in meetings concerning this matter and voting in favor of this abusive Transaction, the misuse of First Interstate's resources and waste of its assets, rather than the conduct of an auction, which is wrongful to the Company.

                      THE "INDEPENDENT" OR "SPECIAL" COMMITTEE

               59. The Director Defendants, wrongful scheme and the First Bank Transaction also included the appointing of an "Independent" or "Special" Committee of First Interstate directors made up of certain Director Defendants to provide what was claimed to be an "independent review" of the Wells Fargo proposals to First Interstate and the First Bank Transaction. While these Director Defendants approved of the rejection of the Wells Fargo bids and the special treatment to other bidders, and the decision to proceed with the First Bank Transaction, their approval was not that of "independent" directors acting in the best interests of the Company but rather was a continuation of defendants, wrongful acts carrying out the abuse of control, waste and the breach of fiduciary duties complained of herein.

               60. Siart controlled the Board and thus also the "Independent" Committee members. None of the Director
          Defendants appointed to the "Independent" Committee was truly independent, and all have an interest in seeing that the wrongful First Bank Transaction is approved by the Board.

                          THIS TRANSACTION IS PROCEDURALLY
                              AND SUBSTANTIVELY UNFAIR

               61.  The First Bank Transaction is grossly
          disproportionately beneficial to the self-serving entrenchment interests of First Interstate's directors and management and unfair to the Company. Thus, the Director Defendants, in order to entrench themselves and aggrandize their positions with First Interstate have used their power, control and domination of First Interstate to engineer the abusive First Bank Transaction in breach of the duties they owe First Interstate.

                                  CONCERTED ACTION

               62. At all relevant times mentioned herein, each of the defendants pursued a common course of conduct, acted with, pursued a scheme and aided and abetted one another to
          accomplish the wrongs complained of herein.    The defendants
          breached their duties and aided and abetted the breach of duties by others through their conduct, including, but not limited to, those acts and omissions outlined herein.

               63. The common enterprise and common course of conduct involved a plan to benefit the defendants, while failing to protect the interests of First Interstate.

               64. Each of the defendants named herein, aided and abetted and rendered substantial assistance in the accomplishment of the breach of duty, abuse of control and waste complained of herein. In taking the action, as particularized herein, to aid and abet and substantially assist the commission of this wrongful conduct, each defendant acted with an awareness of the primary wrongdoing and realized that his/her conduct would substantially assist the accomplishment of the abusive and oppressive conduct at issue herein and was aware of his/her overall contribution to and furtherance of the common enterprise and common course of conduct. The Director Defendants each separately and as a group, reached an agreement with respect to and conspired among themselves to commit the wrongful acts set forth herein as evidenced by the terms of the First Bank Transaction, the First Bank share buybacks and the assurances of roles in the merged company. Defendants' acts of aiding and abetting include, inter alia, the acts each of them are alleged to have committed in furtherance of the common enterprise and common course of conduct complained of above.

               65. As members of the Board of Directors of First Interstate, the Director Defendants were themselves directly responsible for authorizing the wrongful conduct. Each of them had knowledge of and actively participated in and approved of the wrongdoings alleged, or abdicated his or her responsibilities with respect to these wrongdoings. All other defendants assisted the Director Defendants in this wrongful conduct. The alleged acts of wrongdoing are subjecting First Interstate to unreasonable lose of value and waste as well as the continuing risk of reduction of First Interstate's true value, as described in detail above.

               66. Each of the defendants is liable as a direct participant in, an aider and abettor of, and co-conspirator with respect to, the wrongs complained of herein. The Director Defendants each had the power and influence to cause, and did cause, First Interstate to engage in the conduct complained of herein.

                                  ABUSE OF CONTROL

               67. At all relevant times the Director Defendants owed First Interstate fiduciary obligations of candor, fidelity, trust, and loyalty, and are and were required to use their utmost ability to control First Interstate in a fair, just and equitable manner, as well as to act in furtherance of the beat interests of First Interstate and not in furtherance of their own personal interests.

                         ADDITIONAL DERIVATIVE ALLEGATIONS

               68. Plaintiffs bring this action derivatively pursuant to Federal Rule of Civil Procedure 23.1 in the right of and for the benefit of First Interstate to redress injuries suffered and to be suffered by the Company as a direct result of the violations of law, breaches of fiduciary duty, corporate mismanagement, abuse of control as well as the aiding and abetting thereof, by the defendants. First Interstate is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court which it would not otherwise have.

               69. Plaintiffs will adequately and fairly represent the interests of First Interstate.

               70. Plaintiff has not made any demand on the present Board of Directors of First Interstate to institute this action since such demand would be a futile and useless act for the following reasons:

                    (a) The Director Defendants engaged in the above wrongful conduct which constituted unreasonable and wasteful defensive measures in response to Wells Fargo's takeover proposal not protected by the business judgment rule and they improperly put First Interstate up "for sale" through preferential treatment of bidders friendly to management, without conducting an auction to obtain the Company's true value.

                    (b)  The First Interstate Board of Directors
          participated in and approved the acts, omissions and wrongs complained of above. The Director Defendants were not disinterested in those transactions and they were dominated and controlled by First Interstate's management. In addition, there is more than a reasonable doubt that they did not exercise proper business judgment on behalf of First Interstate in allowing the First Bank Transaction to proceed;

                    (c) The First Interstate Board of Directors, members have divided loyalties between their own interests and First Interstate and as a result of their conflict of interest and the other circumstances alleged, they did not properly exercise business judgment on behalf of First Interstate in connection with the opportunities and transactions alleged;

                    (d) The acts complained of herein constitute violations of fiduciary duties owed by the Director Defendants and these acts are incapable of ratification;

                    (e) The known principal wrongdoers and beneficiaries of the wrongdoing complained of herein are in a position to, and do, dominate and control First Interstate and its Board of Directors. Thus, the Board could neither exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action;

                    (f) The directors of First Interstate cannot be relied upon to reach a truly independent decision as to whether to commence the demanded action against themselves for the misconduct alleged in this Complaint, in that, inter alia, the Board of Directors is totally dominated by First Interstate's management and directly involved in the misconduct alleged and they have caused the actions complained of. This domination of the Board of Directors by First Interstate's management has impaired the Board's ability to validly exercise its business judgment and rendered it incapable of reaching an independent decision as to whether to accept plaintiff's demand;

                    (g) In order to bring this action for breaching their fiduciary duties, the members of the First Interstate Board of Directors would have been required to sue themselves and their fellow directors who are allies in the top ranks of the Company, and their good friends, with whom they have entangling financial alliances, interests and dependencies, which they would not do. Therefore, the Director Defendants would not be able to vigorously prosecute any such action;

                    (h) The members of the First Interstate Board of Directors, who are each defendants herein, receive payments, benefits, and other emoluments by virtue of their membership on the Board and association with First Interstate. They are thus benefitting from the wrongdoing herein alleged and have engaged in such conduct to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and are, consequently, interested parties and cannot in good faith exercise independent business judgment to determine whether to bring this action against themselves and one another;

                    (i) The Directors would not sue themselves for the transactions complained of herein, because, inter alia, they would thereby jeopardize their continued receipt of these financial benefits;

                    (j) The composition of First Interstate's Board of Directors is designed to (and does) make them dependent on and deferential to the Chairman of the Board of Directors who controls and dominates the process by which Directors are selected and approved for nomination or renomination to the Board and the process by which officers of the Company are selected;

                    (k) The entire Board of Directors was and is involved in the wrongdoing alleged herein, and all Directors are named as defendants in this action, making it impossible for any of them to exercise independent judgment in deciding whether or not to sue themselves and their fellow Directors for their wrongful conduct; and

                    (l) The members of the Board of Directors are beneficiaries of the wrongful transactions complained of herein.

               71. A true copy of this Complaint was delivered to First Interstate prior to its filing with the Court.

                               FIRST CAUSE OF ACTION

                         (Derivative Claim For Intentional
                             Breach Of Fiduciary Duty)

               72. Plaintiff repeats and realleges the preceding paragraphs as though set forth fully herein. This cause of action is asserted against all defendants, except nominal defendant First Interstate.

               73. Each of the Director Defendants engaged in and/or aided and abetted the aforesaid conduct in intentional breach and/or reckless disregard of the fiduciary duties which he/she or it owed to First Interstate and First Bank and Grundhofer aided and abetted the aforesaid conduct.

               74. By reason of the foregoing, First Interstate has been damaged and will continue to sustain significant injuries for which there is no adequate remedy at law and injuries entitling an award of damages.

                               SECOND CAUSE OF ACTION

                            (Derivative Claim For Breach
                                 Of Fiduciary Duty)

               75. Except to the extent they allege intentional or reckless conduct by any defendant, plaintiff incorporates by reference and realleges the preceding paragraphs as if set forth fully herein. This cause of action is asserted against all defendants, except nominal defendant First Interstate.

               76. The Director Defendants engaged in or aided and abetted the aforesaid conduct without exercising the reasonable and ordinary care owed to the Company by directors, officers, managing agents, and/or controlling persons of a corporation. Defendants First Bank and Grundhofer aided and abetted the wrongful conduct.

               77. First Interstate has been injured by reason of the defendants, negligent and/or grossly negligent breaches of their fiduciary duties. Plaintiff seeks equitable relief damages and other relief as hereinafter set forth.

                               THIRD CAUSE OF ACTION

                      (Derivative Claim For Abuse Of Control)

               78. Plaintiff repeats and realleges the preceding paragraphs as though set forth fully herein. This cause of action is asserted against all defendants, except nominal defendant First Interstate.

               79. The Director Defendants' conduct constituted an abuse of their ability to control and influence First
          Interstate, or, with the assistance of First Bank and Grundhofer the aiding and abetting of such conduct, for which all defendants are legally responsible.

               80. By reason of the foregoing, First Interstate has been damaged and has sustained, and will continue to sustain, significant injuries for which it has no adequate remedy at law and injuries entitling an award of damages.

                               FOURTH CAUSE OF ACTION

                      (Derivative Claim for Unjust Enrichment)

               81. Plaintiff repeats and realleges each and every allegation contained in the preceding paragraphs. This cause of action is asserted against all defendants, except nominal defendant First Interstate.

               82. As a result of the tortious conduct described above, certain Director Defendants and First Bank will be unjustly enriched at the expense of First Interstate.

               WHEREFORE, plaintiff demands judgment as follows:

               A. Declaring the proposed First Bank Transaction in whole or in part to be invalid, null, void, unenforceable, unfair, unjust, and inequitable to First Interstate;

               B. Preliminarily and permanently enjoining defendants from enforcing defensive measures designed to prevent an auction, bidding or tender offer for First Interstate and from further wasting assets or abusing their control or relationships with First Interstate and/or from taking any steps to prevent an acquisition of First Interstate at a premium over the First Bank Transaction;

               C. Preliminarily and permanently enjoining the defendants from proceeding with the First Bank Transaction unless or until the value of that Transaction can be shown to compare favorably with the takeover premium available following an open and fair auction of First Interstate and/or unless or until the shareholders are given a choice between two or more transactions;

               D. Setting aside the First Bank Transaction and/or any lockup, break up, no-shop provisions or other abusive or wasteful, defensive measures as null, void and unenforceable;

               E. Awarding money damages against all defendants, jointly and severally, in favor of First Interstate for all losses and damages suffered as a result of the acts and transactions complained of herein, together with pre-judgment interest from the day of the wrongs to the day of judgment herein, molded in a fashion to ensure defendants do not participate therein or benefit thereby;

               F. Directing all defendants to account for all damages caused by them and all profits and special benefits and unjust enrichment they obtain as a result of their unlawful conduct and imposing a constructive trust thereon;

               G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

               H. Granting such other and further equitable, injunctive, or other relief as this Court may deem just and proper.

                                    JURY DEMAND

               Plaintiff demands a trial by jury.

          DATED:    November 21, 1995
                                             MILBERG WEISS BERSHAD
                                               HYNES & LERACH
                                             WILLIAM S. LERACH
                                             SALLIE A. BLACKMAN
                                             ERIN C. WARD

                                             WILLIAM S. LERACH
                                             600 West Broadway, Suite 1800
                                             San Diego, CA 92101
                                             Telephone: 619/231-1058

                                             MILBERG WEISS BERSHAD
                                               HYNES & LERACH
                                             JEFF S. WESTERMAN
                                             355 South Grand Avenue
                                             Suite 4170
                                             Los Angeles, CA 90071
                                             Telephone: 213/617-9007

                                             WEISS & YOURMAN
                                             JOSEPH H. WEISS
                                             319 Fifth Avenue
                                             New York, NY 10016
                                             Telephone: 212/532-4171

                                             WEISS & YOURMAN
                                             KEVIN J. YOURMAN
                                             10940 Wilshire Blvd.
                                             24th Floor
                                             Los Angeles, CA 90024
                                             Telephone:  310/208-2800

                                             PRONGAY & MIKOLAJCZYK
                                             KEVIN M. PRONGAY
                                             EUGENE MIKOLAJCZYK
                                             881 Alma Real Drive
                                             Suite 211
                                             Pacific Palisades, CA 90272
                                             Telephone: 310/573-3600

                                             Attorneys for Plaintiff


                                    VERIFICATION

               I, the undersigned, say:

               I am one of the attorneys for plaintiff in the above-entitled action; I have read the foregoing VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, UNJUST ENRICHMENT, AND EQUITABLE RELIEF AND DAMAGES and know the contents thereof; and I certify that the same is true of my own knowledge, except as to those matters which are therein stated upon my information or belief, and as to those matters I believe it to be true. I make this declaration because the named plaintiff is absent from the county where I maintain my law office.

               I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct. Executed this 21st day of November, 1995, at San Diego,
          California.


                                                 WILLIAM S. LERACH


                                    VERIFICATION

               I, the undersigned, say:

               I am one of the attorneys for plaintiff in the above-entitled action; I have read the foregoing VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, UNJUST ENRICHMENT, AND EQUITABLE RELIEF AND DAMAGES and know the contents thereof; and I certify that the same is true of my own knowledge, except as to those matters which are therein stated upon my information or belief, and as to those matters I believe it to be true. I make this declaration because the named plaintiff is absent from the county where I maintain my law office.

               I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct. Executed this 21st day of November, 1995, at San Diego,
          California.


                                                 WILLIAM S. LERACH